SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C.  20549

                                       SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                   (Amendment No. 14)


                               HARRIS & HARRIS GROUP, INC.
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                                    (Name of Issuer)


                         COMMON STOCK, par value $ .01 per share
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                              (Title of Class of Securities)


                                       413833104
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                                    (CUSIP Number)


                                     Charles E. Harris
                               Harris & Harris Group, Inc.
                            One Rockefeller Plaza, Suite 1430
                                 New York, New York 10020
                                     (212) 332-3600
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                    (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications)

                                        April 29, 2002
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                   (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box.     / /

Check the following box if a fee is being paid with the statement.     / /

Documents Incorporated by Reference: Schedule 13D dated April 13, 1984, as amended by Amendment No. 1 dated January 3, 1986, Amendment No. 2 dated January 10, 1986, Amendment No. 3 dated March 31, 1986, Amendment No. 4 dated May 9, 1986, Amendment No. 5 dated December 19, 1991, Amendment No.
6 dated November 17, 1993, Amendment No. 7 dated December 23, 1993, Amendment No. 8 filed October 12, 1997, Amendment No. 9 dated December 31, 1997, Amendment No. 10 dated December 7, 1999, Amendment No. 11 dated
May 2, 2000, Amendment No. 12 dated May 26, 2000 and Amendment No. 13 dated September 5, 2000 (the "Original 13D").

                               Page 1 of 7 Pages


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                                 CUSIP NO. - 413833104
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(1)     Name of reporting person ..........................Charles E. Harris
        S.S. or IRS No. of above person
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(2)     Check the appropriate box if a member of a group.......(a)________
        .......................................................(b)________
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(3)     SEC use only ..........................................
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(4)     Source of funds........................................
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(5)     Check if disclosure of legal proceedings
        is required pursuant to Items 2(d) or 2(e).............   __________
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(6)     Citizenship or place of organization...................United States
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Number of shares beneficially owned by each reporting person with:

(7)     Sole voting power......................................       8,500
(8)     Shared voting power....................................           0
(9)     Sole dispositive power.................................       8,500
(10)    Shared dispositive power...............................           0
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(11)    Aggregate amount beneficially
        owned by each reporting person.........................       8,500
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(12)    Check if the aggregate amount in
        Row (11) excludes certain shares.......................          X
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(13)    Percent of class represented
        by amount in Row (11)..................................        0.1%
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(14)	Type of reporting person...............................        IND
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                                         Page 2 of 7

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                                    CUSIP NO. - 413833104
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(1)     Name of reporting person...............................Susan T. Harris
	S.S. or IRS No. of above person
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(2)     Check the appropriate box if a member of a group.......(a)_________
             ..................................................(b)_________
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(3) 	SEC use only...........................................
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(4) 	Source of funds........................................
------------------------------------------------------------------------------
(5)     Check if disclosure of legal proceedings
        is required pursuant to Items 2(d) or 2(e)............. ____________
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(6)     Citizenship or place of organization................... United States
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Number of shares beneficially owned by each reporting person with:

(7)     Sole voting power......................................      783,419
(8)  	Shared voting power....................................            0
(9)  	Sole dispositive power.................................      783,419
(10)	Shared dispositive power...............................            0
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(11)    Aggregate amount beneficially
        owned by each reporting person.........................      783,419
------------------------------------------------------------------------------
(12)    Check if the aggregate amount in
        Row (11) excludes certain shares.......................         X
------------------------------------------------------------------------------
(13)    Percent of class represented
        by amount in Row (11)..................................        8.84%
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(14)    Type of reporting person...............................        IND

Item 1.   Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Harris & Harris Group, Inc., a New York Corporation (the "Company"). The address of the principal executive offices of the Company is One Rockefeller Plaza, Suite 1430, Rockefeller Center, New York, New York 10020.

Item 2.   Identity and Background.

    (a) The reporting persons are Charles E. Harris (Mr. Harris) and Susan T. Harris (Mrs. Harris).

    (b) Mr. Harris's business address is Harris & Harris Group, Inc. One Rockefeller Plaza, Suite 1430, New York, New York 10020. Mrs. Harris's business address is Harris & Harris Enterprises, Inc., One Rockefeller Plaza, Suite 1430, New York NY 10020.

    (c) Mr. Harris is Chairman and Chief Executive Officer of the Company. Mrs. Harris is a financial public relations consultant and is employed by Harris & Harris Enterprises, Inc., a fully-owned subsidiary of Harris & Harris Group, Inc., and is Secretary of the Company.

    (d) Neither of the reporting persons has during the last five years been convicted in a criminal proceeding.

    (e) Mr. Harris and Mrs. Harris have not been and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

    (f) Mr. Harris and Mrs. Harris are husband and wife and are citizens of the United States of America.

Item 3.   Sources and Amount of Funds of Other Consideration.

     Not applicable

Item 4.   Purpose of Transaction.

     Mrs. Susan T. Harris and Mr. Charles E. Harris, intend to purchase 263,973 shares of Common Stock of the Company, by exercising all of their Rights to purchase shares of Common Stock in an offering to be made by the Company pursuant to the Form N-2 Registration Statement under the Securities Act of 1933 filed on April 26, 2002 by the Company. They intend to subscribe for such shares as promptly as practicable after the offering commences.

Item 5.   Interest in Securities of the Issuer.

     Currently, Mr. Charles E. Harris and Mrs. Susan T. Harris, may be deemed to be the beneficial owners of 791,919 shares of Common Stock of the Company. Such shares represent 8.93% of the outstanding Common Stock.

     After giving effect to the proposed exercise of Rights to purchase shares of Common Stock referred to above, Mr. Charles E. Harris and Mrs. Susan T. Harris may be deemed to be the beneficial owners of 1,055,892 shares of Common Stock of the Company. Such shares would represent 8.93% of the outstanding Common Stock if all of the Rights to purchase 2,954,743 shares of Common Stock in the proposed offering were exercised.

     After giving effect to the exercise of Rights referred to above, Mr. Harris would have sole power to vote and dispose of 11,334 shares of Common Stock and Mrs. Harris would have sole power to vote and dispose of 1,044,559 shares of Common Stock.

     Mr. and Mrs. Harris make independent decisions with respect to the shares beneficially owned or controlled by them individually and specifically disclaim that they are members of a group.

     Mr. Harris disclaims beneficial ownership of the 783,419 shares of Common Stock over which Mrs. Harris has sole voting and dispositive power. Mrs. Harris disclaims beneficial ownership of the 8,500 shares of Common Stock over which Mr. Harris has sole voting and dispositive power.


Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.


     The Employment Agreement between Harris & Harris Group, Inc. and Charles E. Harris, dated October 19, 1999, is hereby incorporated by reference from the Company's Form 8-K as filed with the Securities and Exchange Commission October 27, 1999.


Item 7.   Material to be Filed as Exhibits.

     None

SIGNATURE

	After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: April 29, 2002

                                                   /s/Charles E. Harris
                                                   --------------------
                                                   Charles E. Harris

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: April 29, 2002

                                                  /s/ Susan T. Harris
                                                  ---------------------
                                                  Susan T. Harris

Exhibit 1

     The undersigned, Charles E. Harris and Susan T. Harris, hereby agree to file jointly this 13D and all amendments, with respect to the Common Stock of Harris & Harris Group, Inc., but disclaim that they are a group.


Date: April 29, 2002


                                                   /s/ Charles E. Harris
                                                   ----------------------
                                                   Charles E. Harris




                                                   /s/Susan T. Harris
                                                   ----------------------
                                                   Susan T. Harris